The Promenade Trust
Priscilla Presley
2850 Ocean Park Blvd., Suite 300
Santa Monica, CA 90405
June 13, 2011
Via EDGAR
Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

Re:	CKX, Inc. Schedule 14D-9 filed on May 18, 2011, as amended through
June 9, 2011
File No. 005-54765

Schedule 13E-3 filed on May 20, 2011, as amended through June 9, 2011
Filed by CKX, Inc., The Promenade Trust and Priscilla Presley
File No. 005-54765
Dear Mr. Hindin:
     In connection with the responses of the undersigned (the “Respondents”), dated as of June 7, 2011, to comments received from the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter from you dated June 2, 2011, regarding the filings referenced above, each of the Respondents hereby acknowledges that:
•	such Respondent is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	such Respondent may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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THE PROMENADE TRUST
By:	/s/ Barry Siegel
	Name:	Barry Siegel
	Title:	Trustee, The Promenade Trust

/s/ Priscilla Presley
Priscilla Presley